Exhibit 99.10

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of IAMGOLD Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the financial statements, such as the changes described in note 2 to the consolidated financial statements as at December 31, 2007 and for the year then ended. Our report to the shareholders dated March 27, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to changes in accounting policies if those changes are appropriately disclosed in the notes to the consolidated financial statements.

In the United States, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company’s internal control over financial reporting. Our report to the shareholders dated March 27, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report.

/S/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2008